SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2005
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-3822
A. Full title of the Plan:
Campbell Soup Company Savings Plus Plan
For Salaried Employees
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 18 pages including exhibits. An index of exhibits is on page 16.

*	The supplemental schedule included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and the Administrative Committee of the
Campbell Soup Company
Savings Plus Plan for Salaried Employees
Camden, New Jersey
We have audited the accompanying statement of net assets available for benefits of the Campbell Soup Company Savings Plus Plan for Salaried Employees (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC

Philadelphia, Pennsylvania
June 16, 2006

Report of Independent Registered Public Accounting Firm
To the Participants and the Administrative Committee of the
Campbell Soup Company
Savings Plus Plan for Salaried Employees
Camden, New Jersey
We have audited the accompanying statement of assets available for benefits of the Campbell Soup Company Savings Plus Plan for Salaried Employees (the “Plan”) as of December 31, 2004, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004, and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Siegfried & Schieffer, LLC

Wilmington, Delaware
June 27, 2005

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	December 31,
	2005	2004
Assets
Investments, at fair value:
Plan’s interest in Master Trust Under Campbell Soup Company Savings and 401(k) Plans	$470,425	$449,397
Participant loans	3,849	3,567

Total Assets	$474,274	$452,964

Liabilities	—	—

Net assets available for benefits	$474,274	$452,964

See accompanying notes.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	December 31,
	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Plan’s interest in the investment income of the Master Trust	$26,641	$43,019
Interest income, participant loans	235	229

	26,876	43,248

Contributions:
Employer	9,267	10,245
Participants	23,798	28,467

	33,065	38,712

Net transfers in and other additions	462	100

Total additions	60,403	82,060

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	39,065	41,058

Administrative fees and other deductions	28	67

Total deductions	39,093	41,125

Net increase	21,310	40,935

Net assets available for benefits:

Beginning of year	452,964	412,029

End of year	$474,274	$452,964

See accompanying notes.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
NOTE 1 — DESCRIPTION OF THE PLAN
The following brief description of the Campbell Soup Company Savings Plus Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a defined contribution plan covering salaried employees at substantially all domestic locations of Campbell Soup Company (“Company” or “Campbell”) and its subsidiaries and certain other former employees on the first day of employment. The Plan participates in the Master Trust under Campbell Soup Company Savings and 401(k) Plans (the “Master Trust”). Assets are maintained in the Master Trust in the custody of Fidelity Management Trust Company (the “Trustee”). The Master Trust consists of the assets of the Plan and of another defined contribution plan of the Company within the United States called the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees.
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Employee Contributions — Participants authorize payroll deductions that are contributed to the Plan and credited to their individual accounts. Monthly contributions are limited to a 15% pre-tax maximum of a participant’s earnings, as defined by the Internal Revenue Code, as amended (the “IRC”), with respect to a highly compensated employee or 50% of a participant’s earnings, as defined by the IRC, with respect to a non-highly compensated employee.
In addition, the total post-tax contribution, when combined with the pre-tax contribution, cannot exceed 15% of a participant’s earnings, as defined by the IRC, with respect to a highly compensated employee or 50% of a participant’s earnings, as defined by the IRC, with respect to a non-highly compensated employee. However, in accordance with the IRC, the amount of a participant’s pre-tax contribution for calendar years 2005 and 2004 was limited to $14,000 and $13,000, respectively. Participants may also rollover distributions from other qualified defined benefit or defined contribution plans into the Plan.
Employer Contributions — The company matches 60% of all participants’ contributions up to 5% of the participant’s earnings as defined by the IRC beginning after one full year of service. All Company contributions to the Plan are initially invested in the Campbell Soup Company Stock Fund (the “Campbell Stock Fund”). Participants are permitted to transfer all or any portion of the Company contributions in the Campbell Stock Fund and related investment earnings to any of the Plan’s other investment funds at any time after the initial contribution is made.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Participant Accounts — Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. The benefit for which a participant is eligible is the benefit that can be provided from the participant’s vested account.
Participants can receive dividends paid on the Company’s stock held in the Campbell Stock Fund as cash or reinvest the dividends back into the Campbell Stock Fund. In 2005 and 2004, dividends paid in cash were $389,845 and $462,013, respectively and were included in investment income in the Master Trust.
Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions plus actual earnings thereon is based on the following:

Completed
Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%
Participant Loans — Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 4.5 years. The loans are secured by the balance in the participant’s account and bear interest that is two points above the prime rate in effect on the first day of the calendar quarter in which the loan is granted. Principal and interest are repaid ratably through payroll deductions.
Payment of Benefits — If under age 59 1/2, the participant is permitted to withdraw all or a portion of the monies in his after-tax account and Company match accounts, once in a calendar year if the monies were vested and held in the Plan for two years or if the participant has participated in the Plan for five years. Such a participant may also make withdrawals from his pre-tax account only if a financial hardship is demonstrated. A six-month suspension of participant deferrals is required for all hardship transactions.
Retirees can take a one-time lump sum payment from their account or wait until they are age 70 1/2, at which time they can elect to take annual or periodic (i.e., monthly) distributions from their account.
Annual distributions can be taken over five or ten years or over a retiree’s lifetime. Terminated employees are limited to receiving a one-time lump sum amount equal to the value of their vested interest in their account.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Forfeited accounts — At December 31, 2005 and 2004, forfeited nonvested accounts totaled $551,954 and $368,172, respectively. These accounts will be used to reduce future Company matching contributions. Also, in 2005 and 2004 there were no forfeited nonvested accounts used to reduce the Company’s matching contributions.
Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of twenty-two investment options, which include mutual funds, Fidelity Managed Income Portfolio and the Campbell Stock Fund.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition — The Plan’s interest in the Master Trust is stated at fair value. Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Master Trust at year end. The commingled fund (Fidelity’s Managed Income Portfolio) is valued at its net unit value that is based upon the value of the underlying securities at year-end as determined by the Trustee. The fair value of the Campbell Stock Fund is valued at the year-end unit value as determined by the Trustee and is based upon the value of the underlying Campbell stock and short-term money market investments. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest on participant loans is recorded in the investment option from which the loan originated.
Payment of Benefits — Benefits are recorded when paid.
Reclassifications — Certain prior year accounts were reclassified to conform to the current presentation.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 3 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and a commingled fund managed by Fidelity. Fidelity also serves as the custodian and recordkeeper of the Plan, and therefore, Plan transactions involving these mutual funds and commingled fund qualify as party-in-interest transactions under ERISA and the IRC. Additionally, loans to participants qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.
As provided by the Plan document, the Plan also pays certain administrative expenses.
NOTE 4 — INTEREST IN MASTER TRUST
The assets of the Plan are maintained in the Master Trust that was established for the investment of the assets of the Plan and one other defined contribution plan of the Company within the United States of America. Each participating plan has an undivided interest in the Master Trust.
Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on their proportionate share of Master Trust net assets as of the Plans’ year-end. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was approximately 71%.
The following presents the fair value for the Master Trust (dollars in thousands) at December 31, 2005 and 2004.

	2005	2004
Investments, at fair value:
Mutual Funds	$388,492	$354,333
Campbell stock fund	237,658	241,905
Commingled fund	33,296	33,785

Total	$659,446	$630,023

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 4 — INTEREST IN MASTER TRUST (continued)
Investment income for the Master Trust for the years ended December 31, 2005 and 2004 was comprised of the following:

	2005	2004
Investment income:

Interest and dividend income	$18,969	$12,466

Net appreciation (depreciation) in fair value of investments:
Campbell stock fund	(555)	24,641
Mutual funds	16,073	24,391

Total	$34,487	$61,498

NOTE 5 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
NOTE 6 — TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated November 29, 2002 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan’s Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.
NOTE 7 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 8 — PLAN AMENDMENTS AND FUND CHANGES
On March 29, 2005, the Plan was amended to adopt certain changes that affect the vesting of Company matching contributions credited before a break in service, the disposition of accounts valued at more than $5,000, a participant’s ability to invest Plan accounts after termination of employment from the Company, and the crediting of service.
Effective January 1, 2005, the Templeton Foreign Fund was closed to new investments. Also effective as of that date, the Fidelity Freedom Funds were added. These Fidelity funds include the Freedom Income Fund as well as a series of funds that adjust their asset allocations over the life of the fund. On December 30, 2005, the Fidelity Magellan Fund was closed to new investments. Also effective as of that date, the Fidelity Diversified International Fund and the Legg Mason Value Trust were added as investment options.

SUPPLEMENTAL SCHEDULE

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
Schedule H, Line 4 (i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN # 21-0419870, Plan # 008
December 31, 2005
(dollars in thousands)

	Description of investment
	including maturity date,
Identity of issuer, borrower,	rate of interest, collateral,	Current
lessor, or similar party	par or maturity value	Value
* Participant Loans	Interest rates ranging from 6.00% to 10.5%.	$3,849

*	Indicates Party-In-Interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY SAVINGS PLUS
PLAN FOR SALARIED EMPLOYEES

	By:	/s/ Robert A. Schiffner

Robert A. Schiffner
Member of the Administrative Committee

Date: June 28, 2006

INDEX OF EXHIBITS

Exhibit	Page

23.1 - Consent of Independent Registered Public Accounting Firm	17
23.2 - Consent of Independent Public Accounting Firm	18